Securities and Exchange Commission
Washington, D.C. 20549

**Form 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report March 28, 2003
(Date of earliest event reported)

**PIONEER-STANDARD ELECTRONICS, INC.**

(Exact name of registrant as specified in its charter)

| Ohio | (0-5734) | 34-0907152 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File No.) | (I.R.S. Employer Identification No.) |

| 6065 Parkland Boulevard, Mayfield Heights, Ohio | 44124 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (440) 720-8500

**Item 5. Other Events**

On March 28, 2003, Pioneer-Standard Electronics, Inc. ("Pioneer-Standard") issued a press release, a copy of which is attached hereto as exhibit 99.1, announcing that its previously announced tender offer to purchase for cash any and all of its outstanding 9.5% Senior Notes, at a price of $1,047.50 per $1,000 principal amount, closed at 5 p.m. on March 25, 2003.

**Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.**

 (c)  Exhibits.

 99.1  Press release of Pioneer-Standard Electronics, Inc. dated March 28, 2003.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PIONEER-STANDARD ELECTRONICS, INC.

By: /s/ Steven M. Billick
Steven M. Billick
Senior Vice President and Chief Financial Officer

Date: April 1, 2003

## Exhibit Index

| Exhibit No. | Description | Page |
|---|---|---|
| 99.1 | Press release of Pioneer-Standard Electronics, Inc. dated March 28, 2003. | 4 |

3